As Filed with the Securities and
Exchange Commission on March 12, 2004.                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                        IMPERIAL CHEMICAL INDUSTRIES PLC
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                                ENGLAND AND WALES
            (Jurisdiction of incorporation or organization of issuer)
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                      11 Wall Street, New York, N.Y. 10043
                            Telephone (212) 657-5100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                ICI Americas Inc.
                               10 Finderne Avenue
                             Bridgewater, N.J. 08807
                 Attn: Vice President & Regional General Counsel
                            Telephone (908) 203-2863
    (Address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:

      David M. Wells                                          Sara Hanks
  Davis Polk & Wardwell                                 Clifford Chance US LLP
    99 Gresham Street                                       200 Park Avenue
 London EC2V 7NG, England                              New York, New York 10166
Telephone: (44) 20-7418-1320                           Telephone: (212) 878-8014

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares, check the following box. [ ]



                                                    CALCULATION OF REGISTRATION FEE
=============================================== =================== ===================== ===================== ====================
                                                                      Proposed maximum      Proposed maximum
            Title of each class of                    Amount         aggregate price per   aggregate offering        Amount of
         Securities to be registered             to be registered          unit(1)              price(2)         registration fee
----------------------------------------------- ------------------- --------------------- --------------------- --------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American          1,000,000           U.S. $5.00          U.S. $5,000,000        U.S. $633.50
Depositary Share representing four ordinary            Units
shares of Imperial Chemical Industries PLC
(the "Shares").
=============================================== =================== ===================== ===================== ====================


(1)      Each Unit represents 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.


         The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.




                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET



Item 1.  Description of Securities to Be Registered


                                                                       Location in Form of American Depositary
               Item Number and Caption                                  Receipt Filed Herewith as Prospectus
               -----------------------                                  ------------------------------------

(1)      Name and address of depositary                          Introductory Article

(2)      Title of American Depositary Receipts and               Face of American Depositary Receipt, top center
         identity of deposited securities

Terms of Deposit:

(i)      The amount of deposited securities represented          Face of American Depositary Receipt, upper right
         by one unit of American Depositary Shares               corner

(ii)     The procedure for voting, if any, the deposited         Paragraphs (16) and (17)
        securities

(iii)    The collection and distribution of dividends            Paragraphs (9), (14) and (16)

(iv)     The transmission of notices, reports and proxy          Paragraphs (13), (14), (15), (16) and (17)
        soliciting material

(v)      The sale or exercise of rights                          Paragraphs (14), (16) and (18)

(vi)     The deposit or sale of securities resulting from        Paragraphs (14) and (18)
        dividends, splits or plans of reorganization

(vii)    Amendment, extension or termination of the              Paragraphs (22) and (23)
        Deposit Agreement

(viii)   Rights of holders of Receipts to inspect the            Paragraph (13)
        transfer books of the depositary and the list of
        holders of Receipts

(ix)     Restrictions upon the right to deposit or               Paragraphs  (2), (3), (4), (6), (9) and (13)
        withdraw the underlying securities

(x)      Limitation upon the liability of the depositary         Paragraphs (19) and (20)

(3)      Fees and Charges                                        Paragraphs (4), (7) and (10)



Item 2.  Available Information


                                                                       Location in Form of American Depositary
               Item Number and Caption                                  Receipt Filed Herewith as Prospectus
               -----------------------                                  ------------------------------------

(a)      Statement that Imperial Chemical Industries PLC         Paragraph (13)
         is subject to the periodic reporting requirements
         of the Securities Exchange Act of 1934 and
         accordingly files certain information with the
         Commission, and that such reports can be
         inspected by holders of American Depositary
         Receipts and copied at the public reference
         facilities maintained by the Commission located
         at Judiciary Plaza, 450 Fifth Street, N.W.,
         Washington D.C. 20549.



                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

         (a)  Form of  Deposit  Agreement.  The  Amended  and  Restated  Deposit
Agreement  by and  among  Imperial  Chemical  Industries  PLC  (the  "Company"),
Citibank, N.A. (the "Depositary") and all Holders and Beneficial Owners from time to time relating to the American Depositary Receipts registered hereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit
(a).

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

         (d) Opinion of counsel for the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

         (e) Certification under Rule 466. Not applicable.

Item 4.  Undertakings

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 12, 2004

                                    Legal entity created by the agreement for the issuance of American Depositary Receipts for shares of Imperial Chemical Industries PLC


                                    By:      CITIBANK, N.A.,
                                               as Depositary



                                    By:        /s/  Susanna Mancini
                                               Name:  Susanna Mancini
                                               Title: Vice President



         Pursuant to the requirements of the Securities Act of 1933, Imperial Chemical Industries PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in England on 8 March 2004.

                              By:    IMPERIAL CHEMICAL INDUSTRIES PLC



                              By:    /s/  Adam D C Westley
                                     Name:  Adam D C Westley
                                     Title: Chief Executive Officer and Director


         Each of the undersigned hereby constitutes and appoints ADC Westley his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of 8 March 2004.

Name                                           Title
----                                           -----

/s/  Peter Ellwood                    Chairman
Name: Peter Ellwood

/s/  John D. G. McAdam                Chief Executive Officer and Director
Name: John D. G. McAdam               (Principal Executive Officer)

/s/  Michael H. C. Herlihy            General Counsel and Company Secretary
Name: Michael H. C. Herlihy

/s/  Timothy A. Scott                 Chief Financial Officer
Name: Timothy A. Scott

/s/  David C.M. Hamill                Director
Name: David C.M. Hamill

/s/  Richard N. Haythornwaite         Director
Name: Richard N. Haythornwaite

/s/  William H. Powell                Director
Name: William H. Powell

/s/  Nigel Cribb                      Group Financial Controller
Name: Nigel Cribb

/s/  Steven M. Bradford               Authorized Representative in the United
Name: Steven M. Bradford              States


                                INDEX TO EXHIBITS



Exhibit                                                             Sequentially
Number                                                             Numbered Page
------                                                             -------------

(a)      Form of Amended and Restated Deposit Agreement.

(d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.